Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER OF DIGITAL ROOSTER.COM, INC. PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 1992 AND SECTION 1350 OF 18 U.S.C. 63.


I, John A. van Arem, the Chief Executive Officer of Digital Rooster.com, Inc.
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hereby certify that Digital Rooster.com, Inc.'s periodic report on Form 6K and
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the financial statements contained therein, of which this certification is Exhibit Number 99.1, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the periodic report on Form 6K and the financial
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statements contained therein fairly represents, in all material respects, the financial condition and results of the operations of Digital Rooster.com, Inc.
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Date:   February 10, 2003            /s/
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                                          John A. van Arem
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                                          Chief Executive Officer of
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                                          Digital Rooster.com, Inc.
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